Filed by Sunoco LP pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NuStar Energy L.P.

Commission File No.: 001-16417

On Monday, January 22, 2024, Sunoco LP held a conference call. The following is a transcript of the call:

Operator

Greetings, and welcome to the Sunoco LP acquisition of NuStar LP Call. [Operator Instructions] As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Scott Grischow, Senior Vice President, Finance and Treasurer for Sunoco LP. Thank you, sir. You may begin.

Scott D. Grischow

VP of Investor Relations, Senior VP of Finance & Treasurer

Good morning, and thank you for joining our call to discuss today’s announcement of Sunoco LP acquiring NuStar Energy L.P. A press release and presentation can be found on Sunoco’s Investor Relations website describing the highlights of this transaction. A link to a replay of this call will be available on Sunoco’s website shortly after the call is completed. On the call with me this morning are Joe Kim, Sunoco LP’s President and Chief Executive Officer; and Karl Fails, Chief Operations Officer. A reminder that today’s call will contain forward-looking statements that include expectations and assumptions regarding today’s announcement and the partnership’s future operations and financial performance.

Actual results could differ materially, and the partnership undertakes no obligation to update these statements based on subsequent events. Please refer to our press release as well as our filings with the SEC for a list of these factors. Also, please refer to the additional legal disclosures in the press release and on Slides 2 and 3 of the presentation. I’ll begin today’s discussion by providing the details of the acquisition and then turn it over to Joe to discuss why this transaction is a very compelling investment case for unitholders.

As we announced Sunoco will acquire 100% of the outstanding NuStar common units in a unit-for-unit exchange with a transaction value of $7.3 billion, including assumed debt. The combined company will have an enterprise value of nearly $16 billion. Each NuStar common unit will be exchanged for 0.4 Sunoco common units, representing a premium of 24% and based upon the 30-day volume weighted average prices of both NuStar and Sunoco as of January 19, 2024.

We expect the transaction to generate at least 10% accretion to DCF per LP common unit in the third year after close and approximately 5% in the first year. We expect to realize at least $150 million of annual synergies by the third year after close. We plan to refinance NuStar’s Series A, B and C preferred equity subordinated notes and outstanding borrowings on their credit and receivable financing facilities through a fully committed bridge facility that we expect to permanently refinance through a notes offering. We anticipate this refinancing activity will generate approximately $50 million of additional cash flow per year.

In addition, we also plan to replace our existing $1.5 billion secured credit facility with an unsecured credit facility of the same size. The combined company will have a materially improved credit profile with greater scale and lower business risk. We expect to be at or below our 4x target leverage ratio within 12 to 18 months of close. Finally, the transaction is subject to customary regulatory approvals and a new star unitholder vote, and we expect to close in the second quarter of 2024. With that, I will now turn the call over to Joe.

Joseph Kim

President, CEO & Director of Sunoco GP LLC

Thanks, Scott. Good morning, everyone. Today’s announcement marks another milestone for Sunoco as we bring together 2 strong and stable companies. We would not be here today if not for the many talented and hard work and employees of both Sunoco and NuStar. We look forward to working with the NuStar team to take the combined company to new levels of success. When Sunoco became an MLP in 2012, we started off as a fuel retail and convenience company. In 2017, we made a strategic decision to divest a material portion of our retail business.

This shift refocused us towards fuel distribution, logistics and infrastructure. The evolution of our strategy enhanced both stability and growth while strengthening the balance sheet. The market rewarded us for executing on our strategy. As a result, Sunoco has consistently outperformed the overall market. As you analyze today’s announcement, keep in mind that our strategy has not changed. It remains focused on improving stability, enhancing growth and maintaining a strong balance sheet, resulting in a larger and more importantly, a more compelling investment going forward.

From a stability standpoint, the transaction will bring together 2 companies that are stable on their own. Sunoco has delivered superior performance over the last several years during some very challenging economic periods. While NuStar’s fee-based pipeline and terminals business has generated attractive and consistent cash flow merging these assets not only creates greater scale, but also diversified and vertically integrate our logistics supply chains, creating synergy opportunities. Turning to growth. We’re very excited about the opportunities we expect at least 10% accretion in year 3 when at least $150 million of synergies will be realized.

This builds from approximately a 5% accretion in the first year which will benefit from $50 million of savings from refinancing higher cost equity and debt within the NuStar Capital structure. Our capital allocation strategy will also remain the same but with significantly more cash flow. The expanded cash flow will be deployed across a larger set of assets. For example, we’ll be able to accelerate attractive expansion opportunities within NuStar’s ammonia system. And separately, we’ll utilize NuStar’s Midwest system to expand Sunoco’s fuel distribution business.

These are just 2 examples. As we move forward, we will provide more specific opportunities to share with you. The greater cash flow will also support continued distribution growth. Last year, we stated our confidence in executing on a multiyear distribution growth path. This transaction puts us in even a better place to deliver. As for financial foundation, we believe the higher EBITDA, larger asset base and decreased business risk materially improves the credit profile.

The pro forma company’s metrics would reflect variables that are very similar to investment-grade companies. The sale of our West Texas assets to 7-Eleven announced earlier this month not only allows us to realize a very attractive sales multiple, it positions us well for this acquisition.

The $750 million of estimated net proceeds will materially reduce leverage. And as Scott mentioned earlier, we expect to be at 4x leverage in 12 to 18 months following the closing of the transaction. Let me wrap up so that you can ask some questions. We believe this combination creates a stronger, more compelling investment case for the collective stakeholders. Bottom line, the pro forma company will be more stable, stronger financially and better positioned for growth. Sunoco has a proven history of delivering on its commitments. The NuStar transaction will be another opportunity for us to reinforce and build on a record of delivering results.

Operator, that concludes our prepared remarks. You may open the line for questions.

Question and Answer

Operator

[Operator Instructions] Our first question comes from the line of Spiro Dounis with Citi.

Spiro Michael Dounis

Citigroup Inc., Research Division

Congrats. Maybe just start off with what changes after this deal closes. Joe, you mentioned the last transformational transaction in 2017, really focused on fuel distribution. It seems pretty transformational as well. So as you think about capital allocation going forward and what competes for those dollars, you’ve been pretty successful with this M&A strategy doing these smaller bolt-ons. Now you’ve got sort of more choices. And so I’m just curious as you think about diverting capital to that M&A strategy bolt-ons against what is now a bigger midstream suite of assets and opportunities. How do you parse that?

Joseph Kim

President, CEO & Director of Sunoco GP LLC

So as I said in my prepared remarks, our strategy remains the same, and I’ll hit those points again, is increased stability is a stronger financial foundation and enhance growth. And kind of leading to your question on enhanced growth. Right off the bat, we’re going to have more cash flow, significantly more cash flow. We’re going to have a good balance sheet. And then I’ve put up 2 examples in the prepared remarks, the ammonia line in the Midwest system, but we know there’s a lot more.

So we’re going to have more cash, more cash to deploy the growth. But at the same time, we introduced 2 other things on the call talking about it. We believe in the distribution growth path that we have — that we stated last year. And then — and we also mentioned that we have a path to a 4.0 leverage within 12 to 18 months. So the way there, I guess, the takeaway from all this is that more cash flow, more enhanced growth but at the same time, we’re solving for all 3.

Spiro Michael Dounis

Citigroup Inc., Research Division

Got you. I appreciate that color, Joe. Second question just on synergies. I was hoping for maybe a little bit more color around that at least $150 million and kind of how you plan on getting there. And really just kind of want to focus in on if you can give us some examples of what you might consider to be low-hanging fruit you kind of capture pretty quickly versus what might take a little bit more time to achieve.

Karl R. Fails

Executive VP & COO of Sunoco GP LLC

Yes, Spiro, this is Karl. I think if you look at the synergies, it’s really going to be a combination of commercial opportunities and expense optimization. So just a couple of examples on the commercial side. If you dial back to our acquisition in NuStar’s East Coast assets a little over 2 years ago, right, we were able to kind of take our fuel distribution business on the East Coast and couple it with an expanded midstream presence on the East Coast.

And you kind of get benefits going both ways, where having the fuel distribution business helps keep your midstream assets more full. And often, the midstream assets provide a foundation for additional growth or supply synergies on the fuel distribution side.

So the East Coast, for example, we stood up a gasoline blending business in NuStar’s Linden terminal, and that’s created more value for us and then those midstream assets have continued to perform. So as you fast forward to today, you look at NuStar’s current, the whole suite of refined products businesses, I think there are examples of both. So you go to the Midwest, I think Joe just mentioned that. NuStar’s pipeline system and networks, maybe in the Western Midwest, Sunoco doesn’t have a huge fuel distribution footprint there.

So having that asset base will provide a foundation for us to grow that fuel distribution business, which kind of feeds back on the midstream should keep those assets more full. Then you go to maybe another part of the country in South Texas, right? We built our Brownsville terminal a couple of years ago and have been working on kind of providing additional benefits to customers, primarily serving the export business into Mexico, well, NuStar has a system, probably the premier system in that part of the country.

And just to give you an example, currently, we’ve been bringing in our product into our Brownsville terminal on ships. Well, this combination, we’re probably going to utilize the NuStar pipeline and the other assets there more. And so again, that’s where you’ll get a benefit on the fuel distribution side, and we should get increased utilization in the midstream assets. So I mean, I’m sure there are others. And as we work with the NuStar team, we’ll be able to uncover some additional opportunities, but those are a couple of examples.

Spiro Michael Dounis

Citigroup Inc., Research Division

Helpful color, Karl. Appreciate the time guys. Congrats again.

Operator

Our next question comes from the line of Gabe Moreen with Mizuho Securities.

Gabriel Philip Moreen

Mizuho Securities USA LLC, Research Division

Congrats on the deal. I wanted to ask about how this also relates to fitting in with your parent company, Energy Transfer and additional commercial opportunities with Energy Transfer, I know you — some of these assets also connect quite nicely to part of your ET’s assets. I’m just wondering how you see commercial synergies and maybe partnering with ET accruing there. And is that a consideration in this transaction, too?

Joseph Kim

President, CEO & Director of Sunoco GP LLC

Jay, this is Joe. I think the first thing to state is that this is a Sunoco deal. It is a compelling deal for Sunoco. It makes us more stable stronger. So that’s the starting point. As far as looking for other opportunities to optimize this transaction, be it Energy Transfer or anybody else or internally within Sunoco. We’re going to look at every avenue to get the most out of this deal. But for now, I think the key point that you should take away is that this is a Sunoco deal.

Gabriel Philip Moreen

Mizuho Securities USA LLC, Research Division

And you mentioned, I think, Karl, you mentioned in a couple remarks about getting to IG. And is that an explicit goal at this point for the pro forma company? And if so, do you kind of the time line in mind that that may occur?

Scott D. Grischow

VP of Investor Relations, Senior VP of Finance & Treasurer

Yes. Gabe, this is Scott. I think the simplification of the balance sheet, the diversification of the business for this combination puts us in a very strong position that we thing the rating agencies have taken note of. Moody’s had published our report earlier this morning saying we were on watch for an upgrade at the closing of the transaction.

So I think the combined scale, the increased scale, the strong financial pro forma metrics to reduce business risks, improve the credit profile and give us the option to seriously consider the benefits of the past investment grade. So right now, I don’t want to say it’s something that we’re targeting on a specific time line. But I think what this acquisition does for us is give us that option in the future.

Gabriel Philip Moreen

Mizuho Securities USA LLC, Research Division

Got it.

Operator

Our next question comes from the line of Elvira Scotto with RBC Capital Markets.

Elvira Scotto

RBC Capital Markets, Research Division

One question that I had is given that ownership interest that ET has in Sunoco and owning the GP, are there any potential FTC issues with this deal? Or is this just viewed as like you said before, strictly with Sunoco deal that shouldn’t come into play?

Scott D. Grischow

VP of Investor Relations, Senior VP of Finance & Treasurer

Yes, Elvi, this is Scott. I think if you take a look at the combined assets of our organizations, they’re very complementary, and that there’s very little geographic or market overlap that you may typically see in mergers that have historically been of interest to the commission. I think we’re optimistic given these facts and look forward to working with them collaboratively to answer any questions that they have.

Elvira Scotto

RBC Capital Markets, Research Division

Okay. Great. And then just given this acquisition, do you — kind of when you look at growth going forward, do you think this is going to be more organic growth? Or do you still see kind of acquisition opportunity out there? And then just a quick follow-up. The European terminals acquisition that you announced recently, how does that fit in with this acquisition, if at all?

Joseph Kim

President, CEO & Director of Sunoco GP LLC

I’ll let Karl, why don’t you talk about the well, let me start Elvira. As far as on a going-forward basis, I mean, you asked the question about the kind of separation between organic growth and M&A. It’s going to be both. I think for a long time, we’ve always said that we like to have the option of both and then they kind of compete against one another for capital. So going forward, we’re going to have significantly more cash flow. Our capital allocation strategy is going to remain the same. So going forward, we’re going to use both avenues. And if the M&A market provides like another deal that’s 10% accretive, sure, we’ll go after that. But then — but I think the way to think about it is a continuation of that strategy. And Karl, why don’t you touch on the Europe acquisition?

Karl R. Fails

Executive VP & COO of Sunoco GP LLC

Yes, sure. If you think about the European terminal acquisition that we announced a couple of weeks ago, it’s really a continuation of that same growth strategy that Joe was talking about. Again, I’ll go back to a deal we did earlier with Peerless that we announced a little over a year ago. At that time, we talked about how it was a combination, again, this kind of integration between fuel distribution and midstream assets in that when we really look at those kind of deals or transactions, we’re looking at our overall strategy of — do we have synergies between those? Are they good assets? And are they high quality on a stand-alone basis?

Is it really a platform for additional growth. That was true in Peerless and then I think if you go forward to our European assets, the same is true. Right? We have — a big part of our fuel distribution footprint is on the East Coast and a lot of that is supplied by water. And so having a terminal in kind of the ARA footprint in Europe where it’s kind of the premier trading hub of all liquid fuels in Europe makes sense as we optimize our supply network into the East Coast. And then if you look at both Europe and Ireland — or sorry, the Amsterdam and the Irish assets on a stand-alone basis, they’re great assets with good customer base, well contracted.

And so it kind of fits into that same strategy and if you can extend into the deal we’re talking about today with NuStar, I think it’s all the same strategy.

Operator

[Operator Instructions] Our next question comes from the line of Selman Akyol with Stifel.

Selman Akyol

Stifel, Nicolaus & Company, Incorporated, Research Division

So just a point of clarification. Is the $50 million in financing or refinancing synergies, is that part of the $150 million? Or is that in addition to the $150 million?

Scott D. Grischow

VP of Investor Relations, Senior VP of Finance & Treasurer

Selman, this is Scott. Yes, that is in addition to the $150 million in commercial and expense synergies.

Selman Akyol

Stifel, Nicolaus & Company, Incorporated, Research Division

Okay. Great. And then can you maybe I know this has sort of been asked, but can you parse out that $150 million any better just this is what we expect from public costs. This is what we expect from commercial. This is what we see more organic. Is there any way to define that a little bit better?

Karl R. Fails

Executive VP & COO of Sunoco GP LLC

Yes, Salman, I think it’s a little too early to break that out with clarity. Here is the only additional color I could add on top of some of the examples I gave on the commercial side is that we feel confident that there are opportunities kind of across the spectrum, right, both in expenses and on the commercial side.

I’ll just give you one example. Again, harking back to our the deal that we did for NuStar’s and East Coast assets, right? We had some of both in that deal. I think there were some kind of — even though that was an asset deal, there were a few G&A-related synergies.

There were some operating cost optimization as we folded that into how we run our assets. And then there were some of the commercial synergies that we — that I already talked about. So we feel definitely on the larger scale that all of those will be in play.

Selman Akyol

Stifel, Nicolaus & Company, Incorporated, Research Division

Got it. And then you talked a couple of times about how this accelerates and better positions the company longer term for growth. Is there any comments? Or should we look for distribution growth to accelerate in the future along with this?

Scott D. Grischow

VP of Investor Relations, Senior VP of Finance & Treasurer

Yes, Salman, this — in last April, when we increased our distribution, we stated at that point in time that, that was not a onetime increase but we were confident that there was a clear path to future distribution increases on a multiyear basis. And I think when you look at this acquisition that we announced today, this puts us in an even better position to contemplate further increases going forward.

So I think it’s only enhanced the story regarding distribution increases, just we now have more cash flow to allocate towards that.

Operator

Our next question comes from the line of John Royall with JPMorgan.

John Macalister Royall

JPMorgan Chase & Co, Research Division

Congratulations. So how should we think of the use of proceeds from the Seven & I transaction in light of this transaction given there’s obviously no cash in the NuStar deal. Should we think of it as just lowering the pro forma leverage of the deal overall? Just trying to understand how this set of 3 transactions announced in January connect to each other.

Scott D. Grischow

VP of Investor Relations, Senior VP of Finance & Treasurer

Yes, John, this is Scott. The proceeds from that transaction, when we actually put the press release out a couple of weeks ago stated that it materially reduced our leverage and put us in a position for future growth. So you should think of the proceeds from that transaction, putting us in even more beneficial position to hit that 4x leverage target within 12 to 18 months.

John Macalister Royall

JPMorgan Chase & Co, Research Division

Okay. And then can you talk about the integration back into crude oil pipelines and terminals, whereas you’ve typically been more focused on the refined product value chain in your legacy business. Can you just talk a little bit about stepping into the crude side and what it could mean for your broader business?

Karl R. Fails

Executive VP & COO of Sunoco GP LLC

Yes, John, this is Karl. I think you hit on one of the biggest benefits for us is really the diversification of income streams, right? As we extend beyond kind of our traditional refined products portfolio. I think we’re doing that on the crude side. Ammonia is another example of that. I think Joe already talked about that in his prepared remarks.

So while we’re not currently in those businesses, there are ties to the refined products business that we’re very familiar with and kind of overall refining profitability and supply and demand balances in the United States. So we follow those markets closely and are excited to have assets that are going to be able to provide value for a broader customer base, moving a broader suite of products.

So then I guess the only other thought I’d add is if you think of the core competencies of some of our commercial teams in terms of buying and selling and distributing and moving liquid fuels, we think we’re going to be able to bring that to play. And then not the least of which is NuStar has a good commercial team that are running those assets, and we look forward to working with them as we go forward.

Operator

Thank you. Ladies and gentlemen, that concludes our time allowed for questions. I’ll turn the floor back to Mr. Grischow for any final comments.

Scott D. Grischow

VP of Investor Relations, Senior VP of Finance & Treasurer

Well, thanks for joining us on today’s call. We’re very excited about today’s announcement and the benefits the acquisition will bring to Sunoco and our unitholders going forward. We look forward to catching up with everyone soon. Have a great day.

OperatorThank you. This concludes today’s conference call. You may disconnect your lines at this time. Thank you for your participation.

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco LP (“Sunoco” or “SUN”) and NuStar Energy L.P. (“NuStar” or “NS”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals and NuStar unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and NuStar to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, NuStar or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Sunoco’s or NuStar’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Sunoco and NuStar’s ability to access short- and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or NuStar’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact NuStar’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; those risks described in Item 1A of NuStar’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; and those risks that will be more fully described in the registration statement on Form S-4 and accompanying proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. Those disclosures are incorporated by reference in this presentation. While the list of factors presented here is, and the list of factors to be presented in the registration statement and the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and NuStar do not intend to update these statements unless required by the securities laws to do so, and Sunoco and NuStar undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Sunoco and NuStar, Sunoco intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus with respect to Sunoco’s units to be issued in the proposed transaction and a proxy statement for NuStar’s unitholders (the “Proxy Statement/Prospectus”), and each party may file other documents regarding the proposed transaction with the SEC. NuStar will mail the definitive Proxy Statement/Prospectus to unitholders of NuStar. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that Sunoco or NuStar (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SUNOCO AND NUSTAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Proxy statement/Prospectus (when they become available), as well as other filings containing important information about Sunoco or NuStar, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco will be available free of charge on Sunoco’s website at www.sunocolp.com. Copies of the documents filed with the SEC by NuStar will be available free of charge on NuStar’s website at www.nustarenergy.com. The information included on, or accessible through, Sunoco’s or NuStar’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Sunoco, NuStar and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NuStar’s general partner is set forth in (i) its proxy statement for its 2023 annual meeting of unitholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/1110805/000111080523000017/ns-20230309.htm) , which was filed with the SEC on March 9, 2023, including under the sections entitled “Information About Our Executive Officers”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Pay Ratio”, “Grants of Plan-Based Awards During the Year Ended December 31, 2022”, “Outstanding Equity Awards at

December 31, 2022”, “Option Exercises and Units Vested During the Year Ended December 31, 2022”, “Pension Benefits for the Year Ended December 31, 2022”, “Nonqualified Deferred Compensation for the Year Ended December 31, 2022”, “Potential Payments Upon Termination or Change of Control”, “Pay Versus Performance”, “Director Compensation” and “Security Ownership”, (ii) in its Annual Report on Form 10-K for the year ended December   31, 2022 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1110805/000111080523000010/ns-20221231.htm) , which was filed with the SEC on February 23, 2023, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (iii) subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Sunoco’s general partner is set forth in (i) its Annual Report on Form 10-K for the year ended December  31, 2022, (https://www.sec.gov/ix?doc=/Archives/edgar/data/1552275/000155227523000010/sun-20221231.htm) which was filed with the SEC on February 17, 2023, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (ii) subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy statement/Prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.